UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Results of the Annual General Meeting of Shareholders

of Woori Financial Group Inc. for Fiscal Year 2024

The annual general meeting of shareholders (the “AGM”) of Woori Financial Group Inc. (“Woori Financial Group”) was held on March 26, 2025 and all seven agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1.	Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)

2.	Approval of amendments to the Articles of Incorporation

3.	Approval of reductions to the capital reserve

4.	Election of directors (4 independent directors)

•	4-1 Candidate for independent director : Choon Soo KIM

•	4-2 Candidate for independent director : Young Hoon KIM

•	4-3 Candidate for independent director : Kang Haeng LEE

•	4-4 Candidate for independent director : In Sub YOON

5.	Election of independent director who will serve as an audit committee member

•	Candidate for independent director who will serve as an audit committee member : Yeongseop RHEE

6.	Election of audit committee members who are independent directors (3 independent directors)

•	6-1 Candidate for audit committee member who is an independent director : Choon Soo KIM

•	6-2 Candidate for audit committee member who is an independent director : Young Hoon KIM

•	6-3 Candidate for audit committee member who is an independent director : Kang Haeng LEE

7.	Approval of the maximum limit on directors’ compensation

•	Agenda details

1.	Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified>

Total Assets	525,753,320	Revenue	46,680,933
Total Liabilities	489,858,051	Operating Income	4,255,190
Capital Stock	3,802,676	Net Income	3,171,469
Total Equity	35,895,269	Earnings Per Share (in KRW)	3,950

< Separate – Independent Auditor’s Opinion : Unqualified>

Total Assets	26,353,037	Revenue	1,262,533
Total Liabilities	2,200,306	Operating Income	1,123,301
Capital Stock	3,802,676	Net Income	1,123,332
Total Equity	24,152,731	Earnings Per Share (in KRW)	1,296

•	Cash dividends for fiscal year 2024

(units: in KRW)
Total dividends per common share	1,200
Year-end dividends per common share	660
Quarterly dividend per common share	540
Dividend yield*	6.9%
Dividend per class share	—
Total dividend amount	891,045,067,200

*

Represents the percentage (rounded to the nearest tenth) of the total dividends per common share to the arithmetic mean of the closing prices in the trading market during the one week period ending on the day that is two trading days before the closing date of the shareholder register.

3.	Approval of reductions to the capital reserve

•

In accordance with Article 461-2 of the Korean Commercial Code (Reduction of Reserve), the Company intends to transfer its capital reserve to retained earnings. This measure aims to expand the funds available for dividends, as part of the Company’s shareholder return policy.

•

The reduction in capital reserve will result in an increase of KRW 3.0 trillion in distributable profit, which, in accordance with relevant laws*, may be used as a source for non-taxable dividends in the future.

•

For individual shareholders, non-taxable dividends are not subject to withholding tax (15.4%), allowing them to receive 100% of the dividend amount. Additionally, such dividends are not subject to comprehensive taxation on financial income (up to 49.5%).

*	Article 18, Item 8 of the Corporate Tax Act; Article 26-3, Paragraph 6 of the Enforcement Decree of the Income Tax Act; and Article 17 of the Corporate Tax Act

4.	Election of directors (4 independent directors)

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held as Directors, etc.
Choon Soo KIM	July 1956	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2019-2025 2023-2025 2012-2018 2009-2012	• CEO, Natural Farm & Bio and Advisor, Eugene Logistics • CEO, Gowoon Leisure • CEO, Eugene Logistics • President of Ethics Management Office, Eugene Corporation	—

Young Hoon KIM	January 1958	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2016-Current 2016-2024 2021-2024 2008-2015 2004-2007	• Executive director, Kidari Studio • CEO, Kidari Studio • CEO, Lezhin Entertainment • CEO, Daou Technology • CEO, Unitel	Executive director, Kidari Studio

Kang Haeng LEE	September 1959	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2025-Current 2022-2024 2019-2021 2016-2018	• Senior Advisor, Korea Investment Holdings • Vice Chairman, Korea Investment Holdings • President, Korea Investment Holdings • Executive Vice President, Korea Investment Holdings	—

In Sub YOON	January 1956	From the end of the AGM for FY2024 to the end of the AGM for FY2025	Re-appointment	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	• Independent director, Woori Financial Group • Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance • CEO, Korea Ratings • CEO, Hana HSBC Life Insurance • CEO, Hana Life	Independent director, Woori America Bank

5.	Election of independent director who will serve as an audit committee member (1 director)

Name	Date of Birth	Term	Appointment	Career Background
Yeongseop RHEE	May 1960	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2010-Current 2019-2022 2020-2021 2016-2018

•  Professor, Seoul National University Graduate School of International Studies

•  Independent director, Samsung Securities

•  President, Korea Money and Finance Association

•  Director, Institute of Financial Economics of Seoul National University

6.	Election of audit committee members who are independent directors (3 directors)

Name	Date of Birth	Term	Appointment	Career Background
Choon Soo KIM	July 1956	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2019-2025 2023-2025 2012-2018 2009-2012	• CEO, Natural Farm & Bio and Advisor, Eugene Logistics • CEO, Gowoon Leisure • CEO, Eugene Logistics • President of Ethics Management Office, Eugene Corporation

Young Hoon KIM	January 1958	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2016-Current 2016-2024 2021-2024 2008-2015 2004-2007	• Executive director, Kidari Studio • CEO, Kidari Studio • CEO, Lezhin Entertainment • CEO, Daou Technology • CEO, Unitel

Kang Haeng LEE	September 1959	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2025-Current 2022-2024 2019-2021 2016-2018	• Senior Advisor, Korea Investment Holdings • Vice Chairman, Korea Investment Holdings • President, Korea Investment Holdings • Executive Vice President, Korea Investment Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 26, 2025	By: /s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President